Global Markets

Deutsche Bank

Registration Statement No. 333-258403
Dated February 7, 2023; Rule 433
Page 1

FIXED-TO-FLOATING RATE SUBORDINATED TIER 2 NOTES DUE FEBRUARY 10, 2034

SUBORDINATED TIER 2 NOTES

Terms and Conditions *Tuesday, February 7, 2023*



Final Terms of the Notes

Relating to Preliminary Pricing Supplement No. 3147 dated February 6, 2023 (the "Preliminary Pricing Supplement"). Capitalized terms used but not defined herein are defined as set forth in the Preliminary Pricing Supplement.

Issuer	:	Deutsche Bank AG New York Branch
Issuer's Subordinated Tier 2 Notes Rating	:	Baa3 (Moody's); BB+ (S&P); BBB- (Fitch)
Form of Debt	:	Subordinated Tier 2 Notes (the "Subordinated Notes"); unsecured and subordinated, *pari passu* with existing Tier 2 instruments of Deutsche Bank Aktiengesellschaft
Aggregate Principal Amount	:	USD 1,500,000,000
Trade Date	:	February 6, 2023
Issue Date	:	February 10, 2023
Commencement of 3-month par-call period	:	November 10, 2032
Reset Date	:	February 10, 2033
Maturity Date	:	February 10, 2034
Fixed Rate	:	From, and including, the Settlement Date to, but excluding, the Reset Date (the "Fixed Rate Period"), the notes will bear interest at 7.079% per annum, payable semi-annually in arrears on each Interest Payment Date, based on a 30/360 day count convention.
Floating Rate	:	From, and including, the Reset Date to, but excluding, the Maturity Date (the "Floating Rate Period"), the notes will bear interest equal to Compounded SOFR *plus* the Spread, payable quarterly in arrears on each Interest Payment Date, based on an Actual/360 day count convention. In no case will the amount payable on any Interest Payment Date be less than zero.
Compounded SOFR	:	A compounded average of daily SOFR determined for each quarterly Interest Period during the Floating Rate Period in accordance with the specific formula described in the accompanying prospectus supplement under "Description of the Notes — Interest Rates — Secured Overnight Financing Rate (SOFR)".
Spread	:	3.650% (no step-up)
Reoffer Price	:	100.000%
Fees	:	0.450%
Day Count Basis	:	During the Fixed Rate Period, 30/360 During the Floating Rate Period, Actual/360
Interest Periods	:	With respect to the Fixed Rate Period, each period from, and including, an Interest Payment Date (or the Settlement Date in the case of the first Interest Period during the Fixed Rate Period) to, but excluding, the following Interest Payment Date (or the Reset Date in the case of the final Interest Period during the Fixed Rate Period). With respect to the Floating Rate Period, each period from, and including, an Interest Payment Date (or the Reset Date in the case of the first Interest Period during the Floating Rate Period) to, but excluding, the following Interest Payment Date (or the Maturity Date in the case of the final Interest Period during the Floating Rate Period).
Interest Payment Dates	:	With respect to the Fixed Rate Period, February 10 and August 10 of each year, beginning on August 10, 2023 and ending on the Reset Date; provided that if any scheduled Interest Payment Date is not a Business Day, the interest will be paid on the first following day that is a Business Day. Notwithstanding the foregoing, such interest will be paid with the full force and effect as if made on such scheduled Interest Payment Date, and no adjustment will be made to the amount of interest to be paid. With respect to the Floating Rate Period, February 10, May 10, August 10 and November 10 of each year, beginning on May 10, 2033 and ending on the Maturity Date; provided that if any scheduled Interest Payment Date (other than the Maturity Date) is not a Business Day, it will be postponed to the following Business Day, except that, if that Business Day would fall in the next calendar month, the Interest Payment Date will be the immediately preceding Business Day. If the scheduled final Interest Payment Date (i.e., the Maturity Date) falls on a day that is not a Business Day, the payment of principal and interest will be made on the next succeeding Business Day, but interest on that payment will not accrue from and after the scheduled final Interest Payment Date.
Floating Rate Interest Calculation	:	In respect of each Interest Period during the Floating Rate Period, the amount of interest accrued and payable on the notes will be equal to the product of (i) the outstanding

Global Markets

Deutsche Bank

Registration Statement No. 333-258403
Dated February 7, 2023; Rule 433
Page 2

FIXED-TO-FLOATING RATE SUBORDINATED TIER 2 NOTES DUE FEBRUARY 10, 2034
SUBORDINATED TIER 2 NOTES

Terms and Conditions *Tuesday, February 7, 2023*

		Principal Amount of the notes multiplied by (ii) the product of (a) the Floating Rate for such Interest Period multiplied by (b) the quotient of the actual number of calendar days in such Interest Period divided by 360. See "Description of the Notes — Interest Rates — Secured Overnight Financing Rate (SOFR)" in the accompanying prospectus supplement.
Observation Period	:	In respect of each Interest Period during the Floating Rate Period, the period from, and including, the date two U.S. Government Securities Business Days preceding the first date in such Interest Period to, but excluding, the date two U.S. Government Securities Business Days preceding the Interest Payment Date for such Interest Period.
Optional Redemption	:	We may redeem the notes in our sole discretion, in whole but not in part, on any Business Day during the period from November 10, 2032 (inclusive) to the Reset Date (inclusive), with the prior approval of the competent supervisory authority, upon not less than 5 and not more than 30 days' prior notice at 100% of the Principal Amount.
Redemption for Tax Reasons	:	Subject to the prior consent of our competent supervisory authority, we may redeem, in whole but not in part, any of the notes, at our option, at any time prior to the Maturity Date for certain tax reasons as described under "Subordinated Notes Offered on a Global Basis — Tax Redemption" in the accompanying prospectus supplement, provided that the conditions in Article 78(4)(b) of the CRR are met, pursuant to which our competent supervisory authority may permit any such redemption only if it is satisfied that the change in the applicable tax treatment is material and was not reasonably foreseeable at the Settlement Date.
Redemption for Regulatory Reasons	:	Subject to the prior consent of our competent supervisory authority, we may redeem, in whole but not in part, any of the notes, at our option, at any time prior to the Maturity Date, at 100% of the Principal Amount (subject to the imposition of any Resolution Measure) together with any accrued and unpaid interest to (but excluding) the date set for redemption if there is a change in the regulatory classification of the notes that would be likely to result in (i) their exclusion in full or in part from our own funds under the CRR or any successor legislation, other than for certain reasons, or (ii) their reclassification as a lower quality of our own funds than as of the Settlement Date, provided that the conditions in Article 78(4)(a) of the CRR are met, pursuant to which our competent supervisory authority may permit any such redemption only if it considers the change in the regulatory classification to be sufficiently certain and is satisfied that the regulatory reclassification of the notes was not reasonably foreseeable at the Settlement Date, as described further in the Preliminary Pricing Supplement under "Description of the Notes — Redemption for Regulatory Reasons".
Noteholder Repayment Obligation	:	Any redemption or repurchase of the notes prior to the Maturity Date requires the prior consent of our competent supervisory authority and such redemption or repurchase may not occur before five years after the date of issuance, except where the conditions set out in Article 78(4) of the CRR are met. If the notes are redeemed or repurchased by us otherwise than in the circumstances described in the Preliminary Pricing Supplement under "Description of the Notes — Optional Redemption"; "— Tax Redemption"; and "— Redemption for Regulatory Reasons" then the amounts redeemed or paid must be returned to us irrespective of any agreement to the contrary unless our competent supervisory authority has given its consent to such early redemption or repurchase.
U.S. Government Securities Business Day	:	Any day except for a Saturday, Sunday or a day on which the Securities Industry and Financial Markets Association (or any successor thereto) recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.
Business Days	:	New York and TARGET2
Listing	:	None
Denominations	:	Minimum denominations of USD 200,000 and integral multiples of USD 1,000 in excess thereof
ISIN	:	US251526CT41
CUSIP	:	251526 CT4
Sole Book Runner	:	Deutsche Bank Securities Inc.
Co-Managers	:	Academy Securities, Inc. AmeriVet Securities, Inc. BBVA Securities Inc. CIBC World Markets Corp. Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC

Registration Statement No. 333 - 258403 Dated February 7, 2023; Rule 433 Page 3 F IXED - TO - F LOATING R ATE S UBORDINATED T IER 2 N OTES DUE F EBRUARY 10, 2034 S UBORDINATED T IER 2 N OTES Terms and Conditions Tuesday, February 7, 2023 Global Markets Settlement Calculation Agent Documentation Resolution Measures Drexel Hamilton, LLC KeyBanc Capital Markets Inc. Mischler Financial Group, Inc. Natixis Securities Americas LLC Samuel A. Ramirez & Company, Inc. Scotia Capital (USA) Inc. TD Securities (USA) LLC : DTC and Euroclear/Clearstream : Deutsche Bank AG, London Branch : SEC Registered : Holders of notes will be bound by and will be deemed irrevocably to consent to the imposition of any Resolution Measure (as defined under “Resolution Measures and Deemed Agreement” in the Preliminary Pricing Supplement) by the competent resolution authority, which may include the write down of all, or a portion, of any payment on the notes or the conversion of the notes into ordinary shares or other instruments of ownership. In a German insolvency proceeding or in the event of the imposition of Resolution Measures with respect to the Issuer, certain specifically defined senior unsecured debt instruments, including the notes, would rank junior to all other outstanding unsecured unsubordinated obligations of the Issuer and would be satisfied only if all such other senior unsecured obligations of the Issuer have been paid in full. Please see “Resolution Measures and Deemed Agreement” in the Preliminary Pricing Supplement. † This amended and restated free writing prospectus amends and restates the free writing prospectus dated February 6, 2023 with respect to the Fixed - to - Floating Rate Subordinated Tier 2 Notes due February 10, 2034 in its entirety. Capitalized terms used but not defined in this term sheet have the meanings assigned to them in the accompanying prospectus supplement and prospectus . • Preliminary pricing supplement dated February 6, 2023 : https:// www.sec.gov/Archives/edgar/data/1159508/000095010323001880/dp188413_424b2 - 3147.htm • Prospectus supplement dated August 3, 2021 : https:// www.sec.gov/Archives/edgar/data/1159508/000095010321011862/dp155604_424b2 - subnotes.htm • Prospectus dated August 3, 2021 : https:// www.sec.gov/Archives/edgar/data/1159508/000119312521235184/d205567d424b21.pdf Prohibition of Sales to EEA Retail Investors The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”) . For these purposes, a retail investor means a person who is one (or more) of : (i) a retail client as defined in point (11) of Article 4 (1) of Directive 2014 / 65 /EU (as amended, “MiFID II”) ; or (ii) a customer within the meaning of Directive (EU) 2016 / 97 (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4 (1) of MiFID II or (iii) not a qualified investor as defined in the Prospectus Regulation . The expression an offer includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe for the notes . Consequently no key information document required by Regulation (EU) No 1286 / 2014 (as amended, the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA be unlawful under the PRIIPs Regulation . Prohibition of Sales to UK Retail Investors The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom (“UK”) . For these purposes, a retail investor means a person who is one (or more) of : (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017 / 565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (“EUWA”) ; or (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 , as amended (“FSMA”), and any rules or regulations made under the FSMA to implement Directive (EU) 2016 / 97 , where that customer would not qualify as a professional client, as defined in point (8) of Article 2 (1) of Regulation (EU) No 600 / 2014 as it forms part of domestic law by virtue of the EUWA or (iii) not a qualified investor as defined in Article 2 of the UK Prospectus Regulation . The expression an offer includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe for the notes . Consequently no key information document

Registration Statement No. 333 - 258403 Dated February 7, 2023; Rule 433 Page 4 F IXED - TO - F LOATING R ATE S UBORDINATED T IER 2 N OTES DUE F EBRUARY 10, 2034 S UBORDINATED T IER 2 N OTES Terms and Conditions Tuesday, February 7, 2023 Global Markets required by Regulation (EU) No 1286 / 2014 as it forms part of domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation . MiFID II Product Governance/Professional Investors and ECPs - only Target Market Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the notes has led to the conclusion that : (i) the target market for the notes is eligible counterparties and professional clients only, each as defined in MiFID II ; and (ii) all channels for distribution of the notes to eligible counterparties and professional clients are appropriate . Any person subsequently offering, selling or recommending the notes (a “distributor”) should take into consideration the manufacturers’ target market assessment, however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the notes (by either adopting or refining the manufacturers’ target market assessment) and determining the appropriate distribution channels . UK MIFIR product governance/Professional Investors and ECPs - only Target Market Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the notes has led to the conclusion that : (i) the target market for the notes is only eligible counterparties, as defined in the FCA Handbook Conduct of Business Sourcebook (“COBS”), and professional clients, as defined in Regulation (EU) No 600 / 2014 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (“UK MiFIR”) ; and (ii) all channels for distribution of the notes to eligible counterparties and professional clients are appropriate . Any person subsequently offering, selling or recommending the notes (a “distributor”) should take into consideration the manufacturers’ target market assessment ; however, a distributor subject to the FCA Handbook Product Intervention and Product Governance Sourcebook (the “UK MiFIR Product Governance Rules”) is responsible for undertaking its own target market assessment in respect of the notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels . Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and this term sheet if you so request by calling toll - free 1 - 800 - 503 - 4611.